UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ADVANCED PHOTONIX, INC.
(Name of Issuer)

CLASS A COMMON STOCK,
PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

00754E 10 7
(CUSIP Number)

Steven L. Williamson
c/o Advanced Photonix, Inc.
2925 Boardwalk
Ann Arbor, MI 48104
(734) 864-5600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Landey Strongin
Dornbush Schaeffer Strongin & Venaglia, LLP
747 Third Avenue New York, NY 10017
(212) 759-3300

August 15, 2005**
September 19, 2007**
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

**This constitutes a late filing.

1.	Names of Reporting Persons.

Steven L. Williamson
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ X ]
3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
[ ]
6.	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person with		7.	Sole Voting Power

2,060,892
		8.	Shared Voting Power

0
		9.	Sole Dispositive Power

2,060,892
		10.	Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,060,892 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]
13.	Percent of Class Represented by Amount in Row (11)

8.0% (See Item 5)
14.	Type of Reporting Person (See Instructions)

IN

Introductory Note

     Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, this Amendment No. 1 (“Amendment No. 1”), amends and restates certain Items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2005 (the “Original 13D”). This Amendment No. 1 relates to the Class A Common Stock, par value $0.001 per share (the “Common Stock”), of Advanced Photonix, Inc., a Delaware corporation (the “Issuer”) beneficially owned by Steven L. Williamson (the “Reporting Person”), an individual, and is being filed to report the acquisition of additional shares of Common Stock and securities convertible into Common Stock by the Reporting Person (which were either (i) acquired on the open market or directly from the Issuer in the Private Placement (as defined below) or (ii) as compensation in the Reporting Person’s capacity as an officer of the Issuer) since the filing of the Original 13D on May 17, 2005 as detailed in Exhibits 99.1, and 99.2. Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings set forth in the Original 13D.

Item 2. Identity and Background.

     Item 2 of the Original 13D is hereby amended and restated in its entirety as follows:

(a) Steven L. Williamson (the “Reporting Person”).

(b) 2925 Boardwalk Drive, Ann Arbor, Michigan 48104

(c) Chief Technical Officer of each of Advanced Photonix, Inc. and of Picometrix, LLC, 2925 Boardwalk Drive, Ann Arbor, Michigan 48104

(d), (e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Original 13D is hereby amended and restated in its entirety as follows:

     All securities of the Issuer beneficially owned by the Reporting Person (other than those acquired in connection with the Merger (as defined below) or issued to the Reporting Person in his capacity as an officer of the Issuer) were purchased either on the open market or directly from the Issuer using the Reporting Person’s personal funds.

     The total amount of funds paid by the Reporting Person to purchase securities of the Issuer on the open market or directly from the Issuer in the Private Placement as described in Item 4 below is $237,556 comprised of (i) $150,060 for shares of Common Stock and a stock purchase warrant purchased from the Issuer on August 31, 2007 in a private placement (the “Private Placement”) and (ii) $87,496 for securities purchased on the open market from May 17, 2005 through October 21, 2010. In addition, pursuant to an Agreement and Plan of Merger dated March 8, 2005, by and among the Issuer, Michigan Acquisition Sub, LLC, Picotronix, Inc. (“Picotronix”), the Reporting Person, and Robin F. Risser (the “Merger”), which closed on May 2, 2005 (the “Effective Date”), the Reporting Person acquired 1,716,668 shares of Common Stock and a secured promissory note in the amount of $1,933,667 (the “Promissory Note”) in exchange for the shares of Picotronix held by the Reporting Person.

Item 4. Purpose of Transaction.

     Item 4 of the Original 13D is hereby amended by the addition of the following:

     All of the shares of Common Stock reported in this Schedule 13D as being beneficially owned by the Reporting Person are being held by the Reporting Person for investment purposes.

     On the Effective Date and following the closing of the Merger, the Reporting Person beneficially owned 1,716,668 shares of Common Stock which represented approximately 10.67% of the shares of Common Stock then outstanding.

     During the period from May 2, 2005 and ending on August 15, 2005, the Issuer issued additional shares of Common Stock to a syndicate of institutional investors in a series of private placements which diluted the Reporting Person’s percentage ownership of the Common Stock then outstanding from approximately 10.67% to 9.64%.

     During the period from August 16, 2005 and ending on September 19, 2007, the Reporting Person’s aggregate beneficial ownership of shares of Common Stock increased from 1,716,668 to 1,902,168, an increase of 185,500 shares, as a result of the following transactions: (i) the vesting of 60,000 of the 100,000 shares of Common Stock underlying a stock option granted to the Reporting Person on May 2, 2005 (the “May 2005 Stock Option”), (ii) the acquisition of 23,000 shares of Common Stock on the open market and (iii) the acquisition from the Issuer in the Private Placement of 82,000 shares of Common Stock at a purchase price of $1.83 per share and a stock purchase warrant entitling the Reporting Person to purchase up to 20,500 shares of Common Stock at a purchase price of $1.85 per share (the “Warrant”). Despite these transactions, during this period, the Reporting Person’s percentage ownership of the Issuer decreased from 9.64% to 8.53% due to the Issuer’s issuance of additional shares of Common Stock to a syndicate of institutional investors in a series of private placements.

     During the period beginning on September 20, 2007 and ending on October 21, 2010, the Reporting Person’s aggregate beneficial ownership of shares of Common Stock increased from 1,902,168 to 2,060,892, an increase of 158,724 shares, as a result of the following transactions: (i) the acquisition of 41,000 shares of Common Stock on the open market during the period commencing on February 14, 2008 and ending on March 20, 2008, (ii) the vesting of the remaining 40,000 of the 100,000 shares of Common Stock underlying the May 2005 Stock Option, (iii) the vesting of 37,500 of the 50,000 shares of Common Stock underlying a stock option granted to the Reporting Person on June 10, 2008 (the “June 2008 Stock Option”), (iv) the vesting of 40,000 shares of restricted Common Stock granted to the Reporting Person on June 15, 2009 and (v) a 224 share increase in the number of shares of Common Stock issuable pursuant to the Warrant as a result of the application of the antidilution provisions contained within the Warrant.

     Pursuant to the Third Amendment dated August 27, 2010 to that certain Loan Agreement dated September 25, 2008 by and between the Issuer and The PrivateBank and Trust Company (as amended from time to time, the “Loan Agreement”), the Issuer is required negotiate an amendment to the Promissory Note with the Reporting Person to extend the repayment schedule of such Promissory Note by December 1, 2010. Negotiations are currently ongoing and may result in the Reporting Person receiving, among other things, additional securities of the Issuer as consideration for extending the repayment schedule of the Promissory Note.

     Except as described in this Item 4 or in Item 6 of this Schedule 13D, the Reporting Person does not presently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction (such as a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer (including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of the Issuer); (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any material change in the business or corporate structure of the Issuer; (g) any changes in the charter or bylaws (or instruments corresponding thereto) of the Issuer or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in this paragraph.

Item 5. Interest in Securities of the Issuer

     Item 5 of the Original are hereby amended and restated in their entirety as follows:

     (a) As of the close of business on October 21, 2010, the Reporting Person beneficially owned an aggregate total of 2,060,892 shares of Common Stock consisting of (i) 1,902,668 shares of Common Stock, plus (ii) 137,500 shares of Common Stock underlying the Option Grants (as defined below) that are vested and exercisable within 60 days of October 21, 2010 plus (iii) 20,724 shares of Common Stock underlying the Warrant acquired by the Reporting Person that are vested and exercisable within 60 days of October 21, 2010. The 2,060,892 shares of Common Stock beneficially owned by the Reporting Person represent approximately 8.0% of the Common Stock outstanding. The percentages used herein are calculated based on an aggregate total of 25,695,256 shares of Common Stock outstanding consisting of (i) the 25,537,032 shares of Common Stock outstanding as of August 11, 2010 as reported by the Issuer in its Form 10-Q for the period ended July 2, 2010 filed with the SEC on August 16, 2010, plus (ii) 137,500 shares of Common Stock underlying the Option Grants that are vested and exercisable within 60 days of October 21, 2010, plus (iii) 20,724 shares of Common Stock underlying the Warrant acquired by the Reporting Person that are vested and exercisable within 60 days of October 21, 2010.

     (b) The Reporting Person has the sole power to vote, or to direct the vote of, and the sole power to dispose or direct the disposition of the 2,060,892 shares of Common Stock beneficially owned by the Reporting Person reported in Item 5(a).

     (c) The transactions in the shares of the Common Stock that may be deemed to be beneficially owned by the Reporting Person since the filing date of the Original 13D are set forth on Exhibits 99.1 and 99.2 attached hereto. Other than (1) the Option Grants and Restricted Stock Grants (as defined below), which are described below in Item 6, and (2) the purchase of shares of Common Stock and the Warrant in the Private Placement, which are described above in Item 4 and below in Item 6, all such transactions were effected in open market transactions.

     (d) None.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

2007 Private Placement

On August 31, 2007, the Reporting Person entered into a subscription agreement (the “Subscription Agreement”) with the Issuer pursuant to which he agreed to purchase 82,000 shares of Common Stock at a purchase price of $1.83 per share and a stock purchase warrant entitling the Reporting Person to purchase up to 20,500 shares of Common Stock at a purchase price of $1.85 per share. The stock purchase warrant was issued on August 31, 2007 and the shares of Common Stock issuable pursuant to the Subscription Agreement were issued on September 6, 2007. In connection with the Subscription Agreement, the Reporting Person entered into (i) a Registration Rights Agreement pursuant to which, among other things, the Issuer agreed to file a registration statement with the SEC covering the securities issued under the Subscription Agreement, (ii) a 2007 Series Warrant to Purchase Class A Common Stock Agreement (the “Warrant Agreement”), (iii) a side letter pursuant to which the Reporting Person agreed to certain contractual restrictions upon the rights granted to him under the Registration Rights Agreement (the “Registration Rights Side Letter”) and (iv) a side letter pursuant to which the Reporting Person agreed to contractual restrictions upon the application of the antidilution provisions contained within the Warrant Agreement (the “Warrant Agreement Side Letter”).

The (i) form of Subscription Agreement, (ii) form of Registration Rights Agreement, (iii) form of Warrant Agreement, (iv) Registration Rights Side Letter and (v) Warrant Agreement Side Letter are attached hereto as Exhibits 99.3 through 99.7.

Option Grants and Restricted Stock Grants

Under the Issuer’s 2000 Stock Option Plan and 2007 Equity Incentive Plan (collectively, the “Stock Incentive Plans”), which are attached hereto as Exhibits 99.8 through 99.9, the Reporting Person has been granted options to purchase 150,000 shares of Common Stock (the “Option Grants”), of which 137,500 shares are vested and exercisable within 60 days of October 21, 2010, no shares have been exercised and no shares have expired as of the date hereof . Under the Issuer’s 2007 Equity Incentive Plan, the Reporting Person has been granted 40,000 shares restricted Common Stock (the “Restricted Stock Grants”), all of which have vested as of the date hereof. The table attached hereto as Exhibit 99.2 sets forth certain information with respect to such Option Grants and Restricted Stock Grants.

Item 7. Material to be Filed as Exhibits.

99.1	Attached hereto as Exhibit 99.1 is a description of the transactions in the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Person.

99.2.	Attached hereto as Exhibit 99.2 is a description of the Reporting Person’s Option Grants and Restricted Stock Grants in connection with the Issuer’s Stock Incentive Plans.

99.3	Form of Insiders Subscription Agreement, dated August 31, 2007 – incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K, filed on September 7, 2007.

99.4	Form of Registration Rights Agreement, dated August 31, 2007 – incorporated by reference to Exhibit 10.4 to the Registrant’s Form 8-K, filed on September 7, 2007.

99.5	Form of 2007 Series Warrant to Purchase Class A Common Stock, dated August 31, 2007 – incorporated by reference to Exhibit 10.3 to the Registrant’s Form 8-K, filed on September 7, 2007.

99.6	Insider Side Letter regarding the Registration Rights Agreement, dated August 31, 2007 – incorporated by reference to Exhibit 10.6 to the Registrant’s Form 8-K, filed on September 7, 2007.

99.7	Insider Side Letter regarding the Warrant Exercise Price, dated August 31, 2007 – incorporated by reference to Exhibit 10.5 to the Registrant’s Form 8-K, filed on September 7, 2007.

99.8	Advanced Photonix, Inc. 2000 Stock Option Plan, as amended – incorporated by reference to Exhibit 99.1 to the Registrant's Form 8-K, filed on November 19, 2004.

99.9	Advanced Photonix, Inc. 2007 Equity Incentive Plan – incorporated by reference to the Registrant’s Exhibit A to the Proxy Statement relating to its 2007 Annual Meeting of Stockholders, as filed July 16, 2007 on Form 14A.

99.10	Form of Director Restricted Stock Agreement under the 2007 Equity Incentive Plan -- incorporated by reference to Exhibit 4.4 to the Registrant's Form S-8 on Registration Statement No. 333-147012, filed on October 30, 2007.

99.11	Form of Employee Restricted Stock Agreement under the 2007 Equity Incentive Plan -- incorporated by reference to Exhibit 4. to the Registrant's Form S-8 on Registration Statement No. 333-147012, filed on October 30, 2007.

99.12	Form of Employee Stock Option Agreement under the 2007 Equity Incentive Plan -- incorporated by reference to Exhibit 4.6 to the Registrant's Form S-8 on Registration Statement No. 333-147012, filed on October 30, 2007.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: October 22, 2010

By:	/S/ Steven L Williamson
Name:	Steven L. Williamson
Title:	Chief Technical Officer